SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

June 24, 2002

GRUPO ELEKTRA, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

1-13200
(Commission File Number)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F _X_ Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____ No _X_

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

GRUPO ELEKTRA, S.A de C.V.
(Registrant)

By: ______________________________
Alvaro Rodríguez Arregui.
Chief Financial Officer

Dated: June 24, 2002.

Elektra

Grupo Elektra Issues Ps. 500 million in "AAA(mex)" Rated Asset-Backed Notes

Mexico City, June 24, 2002—Grupo Elektra S.A. de C.V. (BMV: ELEKTRA, NYSE: EKT), Latin America's largest specialty retailer and consumer finance company, today announced the successful placement of its 10th securitization program on the Mexican Stock Exchange backed by accounts receivable for Ps. 500 million in certificates.

This issue has a total term of three years revolving and one of amortization and yields a rate of interest of TIIE+ 90 basis points per annum (TIIE is the Mexican inter-bank peso rate). Scotia Inverlat Casa de Bolsa was the placement agent on the issue.

Elektra's 10th securitization program carries the highest credit rating --"AAA(mex)"-- from Fitch Ratings for local currency issues.

Álvaro Rodriguez, Elektra's Chief Financial Officer, commented, "Once again the market has demonstrated a very positive reception to our securitization program. It is a further indication of both, the excellent quality of Grupo Elektra´s collection operation and the strength of the Company's overall credit quality."

Through this issuance, Grupo Elektra's 10th securitization placed to date, the company has been able to raise the equivalent of approximately US$ 400 million.

Grupo Elektra – Tradition with Vision

Grupo Elektra is Latin America's leading specialty retailer and consumer finance company. Grupo Elektra sells goods and services through its *Elektra, Salinas y Rocha, and THE ONE* stores and over the Internet. The Group operates almost 1,000 stores in Mexico and five other countries in Latin America, as well as its virtual stores, offering household appliances, furniture, and clothing. Financial services include consumer credit, money transfers, extended warranties, servicing of home mortgages, and savings accounts. To learn more about Grupo Elektra, please visit our website at www.grupoelektra.com.mx.

Investor and Press Inquiries:

Bernardo Bouffier
Investor Relations
Grupo Elektra S.A de C.V,
Tel. (5255) 5629 9333
Fax. (5255) 5629 9234
bbouffier@elektra.com.mx

Esteban Galíndez, CFA
Director of Investor Relations
Grupo Elektra, S.A. de C.V.
Tel. (5255) 5629 9333
Fax. (5255) 5629 9234
egalindez@elektra.com.mx

Elric Martinez
The Dilenschneider Group
New York
Tel. (212) 922 0900

emartinez@dgi-nyc.com

We invite you to visit our award winning corporate website at www.grupoelektra.com.mx